Stephen M. Bianchi

Chief Executive Officer

Citizens Community Bancorp, Inc.

2174 Eastridge Center

Eau Claire WI 54701

June 29, 2017

VIA EDGAR

David Lin, Staff Attorney

Office of Financial Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Citizens Community Bancorp, Inc.

Registration Statement on Form S-4

File No. 333-218449

Acceleration Request

Dear Mr. Lin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Citizens Community Bancorp, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective at 1:00 p.m., Eastern Time, on June 30, 2017, or as soon thereafter as practicable.

Please contact Joseph T. Kinning of Briggs and Morgan, P.A. at (612) 977-8533 with any questions you may have regarding this request. In addition, please notify Mr. Kinning by telephone when this request for acceleration has been granted.

David Lin, Staff Attorney

Division of Corporation Finance

US Securities and Exchange Commission

June 29, 2017

Very truly yours,

/s/ Stephen M. Bianchi

Stephen M. Bianchi
Chief Executive Officer

cc:	Joseph T. Kinning Esq.

Briggs and Morgan, P.A.